

November 5, 2024

Dara Albright
President and Chief Executive Officer
Worthy Property Bonds 2, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

>   **Re: Worthy Property Bonds 2, Inc.**
>   **Post Qualification Amendment on Form 1-A**
>   **Filed September 27, 2024**
>   **File No. 024-12206**

Dear Dara Albright:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2024 letter.

Amended Offering Statement on Form 1-A

General

1. We note your revisions in response to prior comment 1 and reissue the comment in part. Please revise the cover page, as well as the disclosure throughout the offering statement, to clarify that you will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates. Please remove the language that the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement, since the obligations under Regulation A are clear in this regard.

2. Please update the disclosure throughout the offering circular as of the most recent practicable date. For instance, we note the Form 1-U filed September 12, 2024 stating that Richard Alterman, Vice President and Chief Operating Officer resigned on August 31, 2024 from all positions with Worthy Property Bonds 2, Inc.

Worthy App, page 41

3.      We note your revised disclosure in the offering statement in response to prior comment 2 regarding the round-up program. Please revise to confirm that the Company will deliver a copy of the current offering circular in accordance with Rule 251(d)(1)(iii) of Regulation A, in connection with any round-up transaction.  Also, please revise Exhibit 4.3 to reflect the revised terms of the program.

Worthy Property Bond 2 Referral Program, page 55

4.      We note your response to prior comment 3. Please include a risk factor describing potential risks of recission under Section 29(b) of the Exchange Act if one of the involved persons is found to be acting as an unregistered broker-dealer.

Worthy Property Bonds 2 Rewards Program, page 57

5.      We note that you continue to retain broad discretion to add additional programs under the Bond Reward Program; therefore, we reissue prior comment 4. Given you have not disclosed all of the terms under which the rewards may be earned and appear to reserve the right to disclose and change those terms from time to time it remains unclear how you concluded that offering securities from time to time in this manner is consistent with Securities Act Rule 251(d)(3)(i)(F). Please revise your offering to clearly describe all of the terms under which rewards may be issued.


Risk Factors
The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, page 23

6.      We refer to your disclosure stating that the interest rate payable on the WPB2 Bonds changed from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023 and that such changes in interest rates were only disclosed by the Company on Form 1-U Current Reports. Accordingly, it appears that 1) you modified the terms of the outstanding 5.5% APY WPB2 Bonds and provided for a different interest rate (collectively, the "Modifications") and 2) you issued a new class or classes of WPB2 Bonds with an interest rate other than the 5.5% APY as qualified in your offering statement on June 21, 2023 or in a post-qualification amendment (collectively, the "Subsequent Issuances"). Please provide your detailed analysis as to whether the Modifications involved the issuance of a new security, the offer and sale of which either must be registered or subject to a valid exemption under the Securities Act of 1933.  To the extent you intend to rely on the exemption in Section 3(a)(9) of the Securities Act of 1933, please explain the basis for your reliance. Please also provide a detailed analysis on how the Subsequent Issuances complied with Regulation A or another valid exemption from registration and were consistent with the requirements of Section 5 of the Securities Act of 1933.
Please revise this risk factor to eliminate all mitigating language and appropriately quantify in the revised risk factor the amount of securities sold that may not have an available exemption.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank Borger Gilligan, Esq.